U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number 000-23967

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [x] Form 10-Q [ ] Form N-SAR For Period Ended: March 31, 2001
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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 Part I - Registrant Information

    Full Name of Registrant:           WidePoint Corporation

    Former Name if Applicable:

    Address of Principal Executive
      Office (Street and Number):      One Mid-America Plaza
                                       Oakbrook Terrace, Illinois 60181

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the subject Form 10-Q could not be filed within the prescribed time period.

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         In a Current Report on Form 8-K, dated May 7, 2001, as filed by the
Company with the Securities and Exchange Commission on May 10, 2001, the Company reported its change as of May 7, 2001, of its independent accountants from the firm of Arthur Andersen LLP to the firm of Grant Thornton LLP. Accordingly, the Company and its new accountants will require additional time to prepare and review the information required by the Form 10-Q for the quarter ended March 31, 2001.

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Part IV - Other Information

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      (1) Name and telephone number of person to contact in regard to this notification:

            Thomas L. James                       202-295-4012
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                  (Name)                     (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [x] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [x] Yes    [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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

Part IV - Other Information (continued):


         The Company anticipates that the results of operations for the quarter ended March 31, 2001 as compared to the quarter ended March 31, 2000, will result in a material decline in revenues and a continuing loss from operations for reasons which include, but are not limited to, the general decline in the demand from small to mid-sized entities for the types of services offered by the Company, as well as the sale in the fourth quarter of 2000 of a significant division of the Company. Although the Company has not yet finalized its financial information for the quarter ended March 31, 2001 with the assistance of its new independent accountants, the Company nevertheless currently estimates that revenues for the quarter ended March 31, 2001, will be approximately $2.2 million as compared with revenues of approximately $4.0 million for the same quarter last year, and that the net loss for the quarter ended March 31, 2001, will be approximately $0.1 million as compared with the net loss of approximately $1.9 million for the same quarter last year.






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
                              WidePoint Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2001                   By:/s/   Michael C. Higgins
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                                         Michael C. Higgins
                                         President and Chief Executive Officer





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